SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Moody’s maintains Petrobras' foreign currency and Investment Grade ratings

(Rio de Janeiro, June 18 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that Moody’s Investor Services has maintained the Baa1 currency debt rating of both Petrobras and of its wholly owned subsidiary PifCo (Petrobras International Finance Company).

According to Moody’s, there has been no change in the credit quality and Country Risk ratings, items which are taken into account while determining the foreign currency rating, or in the Company’s leading position in the oil and gas sector.

Additionally, the agency highlighted that the 2009-2013 Strategic Plan foresees a significant increase in investments and creates a greater funding needs for the upcoming years, as announced by Petrobras. It considers, however, that the Company is actively managing its funding needs and that the potential increase in its debt in the next few years does not compromise its rating, given the expected production growth and Petrobras’ current low level of leverage. Moody’s emphasized the Company’s flexibility to adjust its Investment Plan to manage leverage in response to changing industry conditions.

Moody’s confirmed Petrobras’ national Aaa.br rating, but revised its global local currency rating from A2 to A3. According to the agency, this revision was made on account of the higher degree of correlation between the Company and the Brazilian Government, as indicated by the loan provided by the Brazilian National Development Bank (BNDES), according to Moody’s analysis.

Petrobras reasserts its commitment to maintain its capital structure at levels that are compatible with the investment grade, considering that the execution of its Business Plan will lead to a significant increase in the company’s oil and natural gas production, which is expected to reach 3,6 million boed in 2013 and 5.7 million boed in 2020.

It also emphasizes that, based on the price assumptions of its Business Plan, which are aligned to the current prices, and considering the funds that have already been raised in 2009, for a total of $31 billion, the Company’s investment plan is fully funded through 2013 and that current debt maturity profile is well distributed, ensuring the projected growth will take place sustainably.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.